SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

Commission File Number:  1-9047

A.    Full title of the Plan:

The Rockland Trust Company Employee Savings and
Profit Sharing Plan and Trust

B.    Name of the issuer of the securities held pursuant
To the Plan and the
Address of its principal office:

Independent Bank Corp.

288 Union Street

Rockland, Massachusetts 02370

As filed on June 27, 2003

THE ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

THE ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Independent Auditors’ Report

The 401(k) Committee of
The Rockland Trust Company
Employee Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG
Boston, Massachusetts
May 16, 2003

THE ROCKLAND TRUST COMPANY

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value (note 3):
Collective investment trusts	$5,125,048	4,955,093
Personal access fund	90,575	131,025
Common stock	6,188,944	5,707,525
Mutual funds:
Bonds	634,836	381,486
Equity	8,375,667	9,967,022
Participant loans	634,562	601,552
	21,049,632	21,743,703
Cash	13,862	13,816
Total assets	21,063,494	21,757,519
Net assets available for benefits	$21,063,494	21,757,519

See accompanying notes to financial statements.

THE ROCKLAND TRUST COMPANY

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Additions to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments (note 3)	$(2,768,611)
Interest and dividends	350,357
(2,418,254)
Contributions:
Participant	1,786,344
Employer	602,772
2,389,116
Net decrease	(29,138)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	664,887
Total deductions	664,887
Net decrease	(694,025)
Net assets available for benefits:
Beginning of year	21,757,519
End of year	$21,063,494

See accompanying notes to financial statements.

THE ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(1)           Description of the Plan

The following description of the Rockland Trust Company (Company) Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. Other subsequent amendments have also been made to the Plan. The Plan covers employees of the Company who meet specified eligibility requirements. Scudder Investments is the custodian and trustee of the Plan. A new plan document was also adopted effective August 1, 1999.

(b)           Eligibility

An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the plan year). In order to share in the Company’s contribution to the Plan for any year, a participant must:

1.             Have worked 1,000 or more hours during the year.

2.             Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company’s contribution.

(c)           Contributions

Each year, employees who participate in the Plan may contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pre-tax contributions equal to 50% of a participant’s basic elective deferral. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 2002 and 2001.

(d)           Benefits and Vesting

Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account. The form of payment is a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount.

(e)           Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)            Investment Options

Participants are offered 12 investment portfolios into which they can direct their contributions.

Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

Scudder Stable Value Fund

This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.

Scudder Stock Index Fund

This fund seeks to match the total return of the Standard & Poor’s (S&P) 500 Stock Index. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.

Personal Access Fund

This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.

Scudder Income Fund

This mutual fund seeks high current income by investing primarily in high-grade corporate bonds.

Scudder Balanced Fund

This mutual fund seeks a balance of growth and current income as well as long-term preservation of capital through a diversified portfolio of stocks of larger, seasoned companies.

Scudder Large Company Growth Fund

This mutual fund seeks to provide long-term growth of capital through investing primarily in the equity securities of seasoned, financially strong U.S. companies.

Scudder Large Company Value Fund

This mutual fund seeks to maximize long-term growth of capital by investing primarily in common stocks.

Janus Mercury Fund

This mutual fund seeks long-term growth of capital primarily through investments in the common stock of issuers of any size, which may include well established issuers and/or smaller emerging-growth companies.

Janus Overseas Fund

This mutual fund seeks long-term growth of capital by investing primarily in the common stocks of companies outside the United States of America.

Janus Twenty Fund

This mutual fund seeks long-term growth of capital, primarily through investments in a core position of 20-30 common stocks of U.S. and foreign issuers of any size.

Scudder-Dreman High Return Equity Fund

This mutual fund seeks a high rate of return by investing primarily in large-capitalization stocks ($1 billion and greater) in undervalued sectors of the market.

Neuberger Berman Genesis Trust

The mutual fund seeks capital appreciation by investing primarily in common stocks of companies with small market capitalization (small-cap companies). Market capitalization means the total market value of a company’s outstanding common stock.

Independent Bank Corp. Stock

This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

(g)           Loans to Participants

Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the participants’ account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.75% to 4.25%, as determined by the plan administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence must be repaid within 30 years.

(h)           Priorities of the Plan Upon Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee, and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee’s account as of the date of liquidation.

(2)           Summary of Significant Accounting Policies

(a)           Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.

(b)           Expenses

The Company pays all expenses of the Plan at the option of the Company.

(c)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)           Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend rate.

The variety of investment options are exposed to various risks, such as interest rate risk, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)           Investments

The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2002 and 2001:

	Fair value
Description of investment	2002	2001
Independent Bank Corp. Stock, 271,408 and 265,590 shares respectively	$6,188,096	5,707,525
Scudder Balanced Fund, 243,147 and 240,268 shares respectively	3,528,066	4,199,888
Scudder Stock Index Fund, 103,376 and 91,345 shares, respectively	2,627,834	2,988,248
Scudder Large Company Growth Fund, 95,436 and 93,378 shares, respectively	1,718,809	2,391,409
Scudder Stable Value Fund, 2,497,214 and 1,966,845 shares, respectively	2,497,214	1,966,845
Janus Mercury Fund, 90,369 and 88,414 shares, respectively	1,333,845	1,838,131

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(2,768,611) as follows:

Collective investment trusts	$(710,667)
Mutual funds - Bonds	13,590
Mutual funds - Equity	(2,428,687)
Common stock	357,153
Total depreciation, net	$(2,768,611)

(4)           Related-Party Transactions

Certain Plan investments are shares of common stock of Independent Bank Corp. and collective investment trusts and mutual funds managed by Scudder Investments. Independent Bank Corp. is the parent company of the Company, and Scudder Investments is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

(5)           Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE ROCKLAND TRUST COMPANY

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan No: 002

E.I.N:  04-1782600

December 31, 2002

Issuer and description	Shares/Units	Current value
Collective Investment Trusts:
* Scudder Stable Value Fund	2,497,214	$2,497,214
* Scudder Stock Index Fund	103,377	2,627,834
		5,125,048
Personal Access Fund:
Cash and cash equivalents:
SSGA Money Market Fund, 1.11%	13,321	13,321

Common stock:
AOL Time Warner Inc.	200	2,620
Applied Materials Inc.	120	1,564
Broadvision Inc.	5	17
Conocophillips	50	2,420
Disney Walt Co.	30	489
FleetBoston Financial Corp.	100	2,430
Ford Motor Co.	200	1,860
Home Depot Inc.	105	2,522
Intel Corp.	100	1,557
Kimberly Clark Corp.	50	2,374
McDonalds Corp.	100	1,608
Merck & Co. Inc.	50	2,831
Microsoft Corp.	10	517
Mirant Corp.	1,000	1,870
Pfizer Inc.	75	2,293
St. Jude Medical Inc.	150	5,958
Schwab Charles Corp.	300	3,255
Sicor Inc.	250	3,963
State Street Corp.	10	390
Sun Microsystems Inc.	9,000	27,988
Texas Instruments Inc.	5	75
Travelers PPTY CAS Corp. – Class A	4	59
Travelers PPTY CAS Corp. – Class B	8	117
Tyco International Ltd.	200	3,416
United Technologies Corp.	40	2,478
Verizon Communications	10	388
Wal Mart Stores Inc.	25	1,263
WorldCom Inc. GA (MCI Group)	1,150	178
Check Point Software Tech Ltd.	15	195

Issuer and description	Shares/Units	Current value
Mutual funds:
Gabelli Growth Shares Ben Int	22	$413
Janus Orion Fund	35	146
		90,575
Common stocks:
Independent Bank Corp. Stock Fund:
Independent Bank Corp. Mass*	272,256	6,188,944

Mutual funds – Bonds:
Scudder Income Fund*	49,597	634,836

Mutual funds – Equity:
Scudder Balanced Fund*	243,147	3,528,066
Scudder Large Company Growth Fund*	95,436	1,718,809
Scudder Large Company Value Fund*	12,880	235,970
Janus Mercury Fund	90,369	1,333,845
Janus Overseas Fund	41,108	628,551
Janus Twenty Fund	19,598	568,525
Scudder Dreman High Return Equity	5,039	149,046
Neuberger Berman Genesis Trust	7,564	212,855
		8,375,667

Loan fund:
Loans to participants, interest rate from 4.25 to 10.50%		634,562
Total investments held at December 31, 2002		$21,049,632

*              Represents a party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

The plan. The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust
(Name of Plan)

Date: June 27, 2003	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer
and Treasurer
Independent Bank Corp.